DXI Energy to Exit the Hydrocarbon Energy Business

VANCOUVER, BRITISH COLUMBIA, April 7, 2020 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin and the Peace River Arch region in British Columbia today announced that its Board of Directors has decided the Company needs to exit the energy space immediately, given current affairs beyond the Company's control.

The 99% owned Woodrush multi well production facility, owned by a wholly-owned subsidiary, has been formally shut in. The asset is to be sold. The Kokopelli multi-well gas production property (15% WI) in Colorado is also to be sold. Sufficient funding to continue the conversion of the Woodrush production facility to a methanol plant in NE BC simply did not materialize despite the efforts of the Company's senior management and its financial advisors. The Calgary office will be closed immediately. All funds received from the sale of assets will be applied to satisfy prioritized payables, and fund, as possible, the costs required to maintain corporate affairs and the search for a new business.

Effective March 31, 2020, the company's contracts with all senior personnel including Chairman and CEO Simon Raven and CFO David Matheson have been terminated. Mr. Raven subsequently resigned as Director and Chief Executive Officer of DXI and all wholly-owned subsidiaries. The Company wishes to thank Mr. Raven for his service and wishes him all the best in his future endeavors. The Company is very thankful that Mr. Matheson will continue to assist the Company in the sale of assets and filing of obligatory financial statements over at least the short term.

Three additional members of the Board of Directors (all independent from the USA) resigned following the Company's recognition that funding for the Company's current project did not materialize at a meeting held March 31, 2020. The Company wishes to thank Messrs Sean Sullivan, Stan Page and Ed Aabak for their years of valuable advice and substantial contribution on behalf of all Company stakeholders.

The remaining Directors will use their best efforts to secure a new path of opportunity for the Company's stakeholders. This may take several months given current global issues, the pursuit of new business, capital reorganization (e.g. prudent consolidation, mandatory secured and prioritized share for debt settlement) and new financing.

The Company will respond proactively to the TSX listing policies (and the US OTC exchange) in the near future and prepare to apply for listing on a junior exchange, yet to be determined, subject to satisfying that exchange's listing policies.

Delay in Filing under CSA Instrument Governing Relief under Covid-19 Duress

Pursuant to CSA Instruments BC Instrument 51-515 and Ontario Instrument 51-502, due to circumstances created by the COVID-19 pandemic, the British Columbia Securities Commission and other Canadian Securities Administrators granted "Issuers" in the Canadian securities industry up to an additional 45 days, from March 30, 2020 through May 14, 2020, to complete year-end statutory filings. Accordingly, as required by CSA Instruments BC Instrument 51-515 and Ontario Instrument 51-502, the Company's management and other insiders will be subject to a trading black-out that reflects the principles in Section 9 of National Policy 11-207 until its financial statements are filed, the Company will file its' audited financial statements and interim financial statements for the year and three (3) month period ended December 31, 2019, together with its "Annual Information Form", by May 14, 2020, and other than as previously disclosed by the Company, including the information herein, there are no other material business developments since the date of the Company's most recent filing of its interim financial statements and management discussion and analysis.

The Company looks forward to reporting to all stakeholders as we move through this period of reorganization.

Signed: The Board of Directors of DXI Energy Inc.

About DXI ENERGY INC.

DXI Energy Inc. maintains, to date, offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is currently publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.